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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:   January 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   SJMB, LLC                                    TERAFORCE TECHNOLOGY CORP (TERA)               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give     X  Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                                  (former 10% owner making
                                                                                                      voluntary disclosure)
        4295 SAN FELIPE, SUITE 200                                         APRIL/2002         -----------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
    HOUSTON         TX              77027                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                     (Month/     (Instr. 8)                                   Owned at         Direct      Bene-
                                      Day/                                                    End of           (D) or      ficial
                                      Year) -------------------------------------------       Month            Indirect    Owner-
                                                                          (A) or              (Instr. 3        (I)         ship
                                                Code    V       Amount    (D)     Price       and 4)           (Instr. 4) (Instr. 4)

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Common Stock                        4/11/02       J            741,610    (A)       (1)       741,610            D            (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                 SEC 1472  (02-02)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Warrant                               $0.75       4/11/02      J            3,102,683      (D)       11/30/00  06/30/02
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Warrant                               $0.75       4/11/02      J            5,704,622      (D)       04/15/01  09/30/02
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Warrant                               $0.75       4/11/02      J            5,654,028      (D)       10/15/01  09/30/02
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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common               3,102,683          (3)                         D             (2)
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common               5,704,622          (3)                         D             (2)
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common               5,654,082          (3)          0              D             (2)
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Explanation of Responses:

TERAFORCE TECHNOLOGY CORP
EXPLANATION OF RESPONSES FOR FORM 4

(1) SJMB, L.P., received 741,610 shares of TeraForce Technology Corp. Common Stock ("Common Stock") in exchange for warrants to acquire 14,461,387 shares of TeraForce Common Stock at an exercise price of $0.75 per share. (Does not include warrants to purchase 1,560,003 shares of Common Stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co., L.P. pursuant to an assignment. SJMB, L.P. disclaims ownership of all shares subject to the assignment.)

(2) Directly owned by SJMB, L.P., of which Reporting Person is sole general partner. Does not include 80,000 shares of Common Stock which are beneficially owned by Falcon Seaboard Investment Co. pursuant to an assignment. SJMB, L.P. disclaims ownership of all shares subject to the assignment.

(3) SJMB, L.P., exchanged all of the TeraForce Technology Corp. warrants it held (aggregating warrants to purchase 14,461,387 shares of Common Stock, not including warrants to purchase 1,560,003 shares of Common Stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co., L.P. pursuant to an assignment) for 741,610 shares of Common Stock. (Does not include 80,000 shares of Common Stock which are beneficially owned by Falcon Seaboard Investment Co., L.P. pursuant to an assignment.) SJMB, L.P. disclaims ownership of all shares subject to the assignment.


                        /s/ JAMES H. HARRISON, CFO          5/21/02
                     -----------------------------------  -----------
                       **Signature of Reporting Person       Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

        * If the form is filed by more than on reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
          SEE Instruction 6 for procedure.
                                                                                                                             Page 2
                                                                                                                   SEC 1472 (02-02)
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